EXHIBIT 21

LIST OF SUBSIDIARIES
OF
AMERIRESOURCE TECHNOLOGIES, INC.

1.	West Texas Real Estate & Resources, Inc. is a Nevada corporation

2.	BizAuctions, Inc. is a Delaware corporation

3.	BizAuctions Corp. is a Nevada corporation

4.	Business Auctions, Inc. is a Nevada corporation

5.	RoboServer Systems Corp. is a Delaware corporation

6.	Self-Serve Technologies, Inc. is a Nevada corporation

7.	AuctionWagon, Inc. is a California corporation

8.	VoIPCom USA, Inc. is a Delaware corporation

9.	Net2Auction Corporation is a Nevada corporation